Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel     : +91 40 4900 2900

Fax    : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

July 20, 2018

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy’s announces the launch of Esomeprazole Magnesium Delayed-Release Capsules USP, 20 mg in the U.S. Market”.

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code: RDY)

DR. REDDY'S LABORATORIES LTD.	CONTACT
8-2-337, Road No. 3, Banjara Hills,	Investor relationS	Media relationS
Hyderabad - 500034. Telangana, India.	Saunak SAVLA saunaks@drreddys.com (Ph: +91-40-49002135)	Calvin Printer calvinprinter@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy’s announces the launch of Esomeprazole Magnesium

Delayed-Release Capsules USP, 20 mg in the U.S. Market

Hyderabad, India, July 20, 2018	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. July 20, 2018— Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, along with its subsidiaries together referred to as “Dr. Reddy’s”) today announced the launch of Esomeprazole Magnesium Delayed-Release Capsules USP, 20 mg, an over-the-counter (OTC) therapeutic equivalent generic version of Nexium® 24HR Capsules in the United States market as approved by the U.S. Food and Drug Administration (USFDA).

Esomeprazole Magnesium Delayed-Release Capsules USP, 20 mg, is an OTC proton pump inhibitor used to treat frequent heartburn occurring two or more days a week in adults*.

"This launch continues to demonstrate our deep R&D and manufacturing capabilities to bring newer store-brand OTC medications to the market,” says Milan Kalawadia, Vice President and Head, US OTC and Speciality Rx businesses, Dr. Reddy’s Laboratories. “We look forward to collaborating with our customers to provide high-quality, affordable alternatives to consumers.”

The combined market of Nexium® 24HR Capsules and private label OTC Esomeprazole Magnesium products had U.S. sales of approximately $311 million for the most recent twelve months ending in May 2018 according to IRI†.

Dr. Reddy’s Esomeprazole Magnesium Delayed-Release Capsules USP, 20 mg is available in 14 count bottles sold in cartons of 1, 2, or 3 bottles each. Each bottle contains a complete 14-day course of treatment. Use only as directed.

*May take 1 to 4 days for full effect. †IRI Latest 52 wks. period ending May 2018

Nexium® is a registered trademark of AstraZeneca AB.

OTC-002-0618

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.